787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

December 4, 2014

VIA EDGAR

Ed Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds (the “Registrant”)
Registration Statement on Form N-14 Filed on October 28, 2014 (the “Registration Statement”)
Securities Act File No. 333-199627

Dear Mr. Bartz:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned on November 26, 2014 regarding the above-referenced Registration Statement.  The Registration Statement relates to the proposed acquisition by the Aberdeen Global Equity Fund (the “Global Equity Fund”), a series of the Registrant, of all of the assets and liabilities of the Aberdeen Global Select Opportunities Fund (the “Global Select Opportunities Fund” and together with the Global Equity Fund, the “Funds,” and each, a “Fund”), a series of the Registrant, in exchange for Class A and Institutional Class shares of the Global Equity Fund (the “Reorganization”).  For your convenience, the substance of the Staff’s comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 1:                             In the section of the Important Additional Information letter entitled “Closing the Global Select Opportunities Fund to Investments,” please confirm the effective date of the Global Select Opportunities Fund being closed to investments.

Response:                                                                The Registrant has revised the disclosure in the above-reference section to state that the Global Select Opportunities Fund will be closed to investments effective as of the close of business on February 13, 2015.

Comment No. 2:                             Please confirm that the Global Equity Fund will be the accounting survivor of the Reorganization and add disclosure stating such fact in the Registration Statement.

Response:                                                                The Registrant confirms that the Global Equity Fund will be the accounting survivor of the Reorganization and has added disclosure stating such fact on page 15 of the Combined Proxy Statement/Prospectus.

Comment No. 3:                             In the Q&A, please revise the answer to the question “Are there any significant differences in the annual fund operating expenses of the Target Fund and Acquiring Fund?”to highlight that the net expenses for shareholders of the Global Select Opportunities Fund will be higher after the Reorganization.

Response:                                                                The Registrant has added the following sentence prior to the last sentence of the first paragraph of the above-referenced response:

“Target Fund shareholders will therefore be subject to a higher net expense ratio following the Reorganization.”

Comment No. 4:                             In the Q&A, please add a question and answer explaining the federal income tax consequences of the liquidation.

Response:                                                                The requested question and answer has been added.

Comment No. 5:                             In the section of the Combined Proxy Statement/Prospectus entitled “Information About the Reorganization and the Reorganization Agreement —What are the federal income tax consequences of the Reorganization?,” please include the information relating to estimated brokerage and related costs for the sales of securities to realign the portfolio of the Target Fund and the capital gains impact per share as a result of such sales that is provided in the answer to the question “Who will pay for the proxy solicitation expenses?” in the Q&A.

Response:                                                                Management does not currently anticipate that there will be a need for any portfolio realignment of the Combined Fund after the Reorganization as the Funds are currently managed pursuant to substantially similar investment policies and approaches. The Registrant has revised the disclosure in the Combined Proxy Statement/Prospectus accordingly. Therefore, disclosure regarding anticipated brokerage and/or related costs and the capital gains impact per share as a result of such sales is no longer applicable.

Comment No. 6:                             The section of the Combined Proxy Statement/Prospectus entitled “Information About the Reorganization and the Reorganization Agreement — What are the federal income tax consequences of the Reorganization? — General Limitation on Capital Losses” states that “In certain cases, a fund’s ability to use capital losses is limited following a reorganization. These limitations generally do not apply if the reorganization qualifies as a reorganization under Section 368(a)(1)(F) of the Code. The Reorganization is expected to qualify as a reorganization under Section 368(a)(1)(F) of the Code, so these limitations generally should not apply to the Acquiring Fund.”  Please explain in the tax opinion why the Reorganization is expected to qualify as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”) under which the limitations on the ability to use capital losses would not apply.

Response:                                                                The Registrant has deleted the above-referenced disclosure since it does not expect the Reorganization to qualify as a reorganization under Section 368(a)(1)(F) of the Code.

Comment No. 7:                             In the section of the Combined Proxy Statement/Prospectus entitled “Information About the Reorganization and the Reorganization Agreement — What are the capitalizations of the Funds and what might the capitalizations be after the Reorganization?,” please update the capitalization table to a date within 30 days of filing the Registration Statement.

Response:                                                                The requested update has been made.

Comment No. 8:                             In Footnote 1 to the table in Exhibit B, please change the word “not” to “now” in the sentence beginning “The Fund was previously non-diversified, but is not diversified….”

Response:                                                                The requested correction has been made.

*                                         *                                         *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:                                Lucia Sitar, Esq., Aberdeen Asset Management Inc.
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP